37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Financial Statements

December 31, 2014 and 2013

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS OF 37 CAPITAL INC.

(Formerly High 5 Ventures Inc.)

We have audited the accompanying financial statements of 37 Capital Inc., which comprise the balance sheets as at December 31, 2014 and 2013, and the statements of comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for each of the three years ended December 31, 2014, 2013 and 2012, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of 37 Capital Inc. as at December 31, 2014 and 2013, and its financial performance and its cash flows for each of the three years ended December 31, 2014, 2013 and 2012 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to note 2 in the financial statements, which describes matters and conditions that indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

Chartered Accountants

Vancouver, Canada

April 23, 2015

1

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Balance Sheets

December 31

(Expressed in Canadian Dollars)

	2014	2013

Assets

Current
Cash	$426	$2,923
GST/HST receivable	3,102	1,601

	3,528	4,524
Mineral Property Interests (note 6)	1	1
Investment (note 7)	1	849,200

Total Assets	$3,530	$853,725

Liabilities

Current
Accounts payable and accrued liabilities	$108,581	$100,261
Due to related parties (note 10)	298,058	137,470
Convertible debentures (note 9)	123,125	95,438

Total Liabilities	529,764	333,169

Stockholders’ Equity (Deficiency)

Capital Stock (note 8)	25,272,401	25,272,401
Equity Portion of Convertible Debentures Reserve (note 9)	5,712	5,712
Reserves	36,351	37,185
Deficit	(25,840,698)	(24,794,742)

Total Stockholders’ Equity (Deficiency)	(526,234)	520,556

Total Liabilities and Stockholders’ Equity (Deficiency)	$3,530	$853,725

On behalf of the Board:

”Bedo H. Kalpakian” (signed)

..................................................................... Director

Bedo H. Kalpakian

“Gregory T. McFarlane” (signed)

..................................................................... Director

Gregory T. McFarlane

2

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Statements of Comprehensive Loss

Years Ended December 31

(Expressed in Canadian Dollars)

	2014	2013	2012

Revenues
Royalty revenues (note 7)	$4,157	$—	$—

Expenses
Impairment of investment (note 7)	799,999	—	—
Office (note 10)	99,521	99,606	74,138
Legal, accounting and audit	44,255	32,002	27,346
Finance and interest (note 9)	33,415	100,800	2,995
Management fees (note 10)	33,000	6,000	41,500
Rent (note 10)	26,117	17,918	5,200
Regulatory and transfer fees	9,227	7,044	10,217
Telephone, travel, meals and entertainment	4,885	7,945	1,205
Shareholder communication	528	880	546
Consulting (note 8(d))	—	51,836	—

	1,050,947	324,031	163,147

Net Loss for Year	(1,046,790)	(324,031)	(163,147)

Other Comprehensive Loss
Items that may be reclassified subsequently to profit or loss:
Fair value loss on investment (note 7)	(799,999)	—	—
Transfer on impairment of investment	799,999	—	—

	—	—	—

Total Comprehensive Loss	$(1,046,790)	$(324,031)	$(163,147)

Basic and Diluted Loss per Common Share	$(0.98)	$(0.50)	$(0.89)

Weighted Average Number of Common Shares Outstanding	1,067,724	643,397	184,168

3

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Statements of Changes in Stockholders’ Equity (Deficiency)

Years Ended December 31

(Expressed in Canadian Dollars)

	Capital Stock			Reserves
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Options	Accumulated Other Comprehensive Income	Deficit	Total Stockholders’ Equity (Deficiency)

Balance, December 31, 2011	184,170	$24,117,881	$-	$10,834	$-	$-	$(24,317,564)	$(188,849)
Net loss for the year	-	-	-	-	-	-	(163,147)	(163,147)
Adjustment of common shares due to fractional rounding pursuant to share consolidation	(2)	-	-	-	-	-	-	-

Balance, December 31, 2012	184,168	24,117,881	-	10,834	-	-	(24,480,711)	(351,996)
Net loss for the year	-	-	-	-	-	-	(324,031)	(324,031)
Private placement, net of share issuance costs	270,833	240,750	-	-	-	-	-	240,750
Convertible debentures	-	-	58,364	-	-	-	-	58,364
Shares issued on conversion of debentures	610,724	910,770	(52,652)	-	-	-	-	858,118
Shares issued for debenture commissions	2,000	3,000	-	-	-	-	-	3,000
Warrants issued for debenture commissions	-	-	-	5,115	-	-	-	5,115
Expiry of warrants	-	-	-	(10,000)	-	-	10,000	-
Share-based payment	-	-	-	-	31,236	-	-	31,236

Balance, December 31, 2013	1,067,725	25,272,401	5,712	5,949	31,236	-	(24,794,742)	520,556
Net loss for the year	-	-	-	-	-	-	(1,046,790)	(1,046,790)
Fair value loss on investment	-	-	-	-	-	(799,999)	-	(799,999)
Transfer on impairment of investment	-	-	-	-	-	799,999	-	799,999
Adjustment of common shares due to fractional rounding pursuant to share consolidation	(1)	-	-	-	-	-	-	-
Expiry of warrants	-	-	-	(834)	-	-	834	-

Balance, December 31, 2014	1,067,724	$25,272,401	$5,712	$5,115	$31,236	$-	$(25,840,698)	$(526,234)

4

37 CAPITAL INC.

(formerly High 5 Ventures Inc.)

Statements of Cash Flows

Years Ended December 31

(Expressed in Canadian Dollars)

	2014	2013	2012

Operating Activities
Net loss	$(1,046,790)	$(324,031)	$(163,147)
Items not involving cash
Finance expense	6,297	14,175	—
Impairment of investment	799,999	—	—
Interest expense on convertible debentures	21,390	78,860	—
Share-based payment (note 8(d))	—	31,236	—

	(219,104)	(199,760)	(163,147)
Changes in non-cash working capital (note 11)	196,485	(115,044)	161,400

Cash Used in Operating Activities	(22,619)	(314,804)	(1,747)

Financing Activities
Issue of common shares and warrants, net of share issuance costs	—	240,750	—
Issue of convertible debentures, net of finders’ fees	—	927,000	—

Cash Provided by Financing Activities	—	1,167,750	—

Investing Activities
Purchase of investment	—	(800,000)	—
Advances to investment	—	(49,200)	—
Repayment of advances from investment	20,122	—	—

Cash Provided by (Used in) Investing Activities	20,122	(849,200)	—

Net Increase (Decrease) in Cash	(2,497)	3,746	(1,747)
Cash (Cheques Issued in Excess of Funds on Deposit), Beginning of Year	2,923	(823)	924

Cash (Cheques Issued in Excess of Funds on Deposit), End of Year	$426	$2,923	$(823)

Supplemental information (note 11)

5
1.	NATURE OF BUSINESS

37 Capital Inc. (formerly High 5 Ventures Inc.) (“37 Capital” or the “Company”) was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

On July 7, 2014, the Company changed its name from High 5 Ventures Inc. (“High 5”) to 37 Capital Inc. and the Company consolidated its capital stock on the basis of six (old) High 5 shares for one (new) 37 Capital share. The Cusip number of the Company’s common shares is 88429G102. The shares of 37 Capital trade on the Canadian Securities Exchange under the symbol “JJJ”, and in the USA, the shares of 37 Capital trade on the OTCQB tier of the OTC markets under the symbol “HHHEF”. The Company’s office is located at 300 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 1600 – 609 Granville Street, Vancouver, British Columbia, Canada, V7Y 1C3.

2.	GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past three fiscal years (2014 - $1,046,790; 2013 - $324,031; 2012 - $163,147), has a deficit of $25,840,698 (2013 - $24,794,742; 2012 - $24,480,711) a working capital deficiency of $526,236 (2013 - $328,645), has limited resources, no sources of operating cash flow and no assurances that sufficient funding will be available to continue operations for an extended period of time. The Company is in the exploration stage, and accordingly, has not yet commenced revenue-producing operations.

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due. Management is actively engaged in the review and due diligence on opportunities of merit and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance that management’s plan will be successful.

If the going concern assumption were not appropriate for these financial statements then adjustments may be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

3.	BASIS OF PRESENTATION

(a)	Statement of compliance

These financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

6

3.	BASIS OF PRESENTATION (Continued)

(b)	Basis of presentation

These financial statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale (“AFS”) and fair value through profit or loss (“FVTPL”), which are measured at fair value.

In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information. These financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(c)	Approval of the financial statements

The financial statements of 37 Capital for the year ended December 31, 2014 were approved and authorized for issue by the Board of Directors on April 23, 2015.

(d)	Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key area of judgment applied in the preparation of the financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities is as follows:

•	The determination of when an investment is impaired requires significant judgment. In making this judgment, the Company evaluates, amongst other things, the duration and extent to which the fair value of the investment is less than its original cost at each reporting period.

The key estimates applied in the preparation of the financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

•	The provision for income taxes and recognition of deferred income tax assets and liabilities;

•	The recoverability of investment;

•	The inputs in determining the bifurcation of unit offerings into different equity components; and

•	The inputs in determining the liability and equity components of the convertible debentures issued.

7

4.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Financial instruments

(i)	Financial assets

The Company classifies its financial assets in the following categories: financial assets at FVTPL, loans and receivables, held-to-maturity and AFS. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Fair value through profit or loss

Financial assets are classified as FVTPL when the financial asset is held-for-trading or it is designated as FVTPL. A financial asset is classified as FVTPL when it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the company manages and has an actual pattern of short-term profit-taking or if it is a derivative that is not designated and effective as a hedging instrument. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. The Company classifies its cash as FVTPL.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses. The impairment loss on receivables is based on a review of all outstanding amounts at year-end. Interest income is recognized by applying the effective interest rate method.

Held-to-maturity

Held-to-maturity financial assets are recognized on a trade-date basis and are initially measured at fair value using the effective interest rate method.

Available-for-sale

AFS financial assets are non-derivatives that are either designated as AFS or not classified in any of the other financial assets categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive loss and classified as a component of equity. The Company classifies its investment as AFS.

8

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a) Financial instruments (Continued)

(ii)	Financial liabilities

The Company classifies its financial liabilities as FVTPL or other financial liabilities.

Fair value through profit or loss

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized in profit or loss.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method. Other financial liabilities are classified as current or non-current based on their maturity date. The Company classifies accounts payable and accrued liabilities, due to related parties, and convertible debentures as other financial liabilities.

(iii)	Impairment

The Company assesses at each balance sheet date whether there is objective evidence that financial assets, other than those designated as FVTPL, are impaired. When impairment has occurred, the cumulative loss is recognized in the statement of comprehensive loss. For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate. When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to the statement of comprehensive loss in the period.

(b)	Mineral property interests

Costs directly related to the acquisition, exploration and evaluation of resource properties are capitalized once the legal rights to explore the resource properties are acquired or obtained. When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are transferred to mining assets and depreciated using the unit-of-production method on commencement of commercial production.

9

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Mineral property interests (Continued)

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined impairment in value, the property is written down to its recoverable amount.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee, and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received is recorded as a gain on option or disposition of mineral property.

Once the technical feasibility and commercial viability of the extraction of mineral resources are demonstrable, mineral property interests attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment. To date, none of the Company’s mineral property interests has demonstrated technical feasibility and commercial viability. The recoverability of the carrying amount of any mineral property interests is dependent on successful development and commercial exploitation or, alternatively, sale of the respective areas of interest.

(c)	Impairment

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(d)	Decommissioning liabilities

An obligation to incur decommissioning and site rehabilitation costs occurs when environmental disturbance is caused by exploration, evaluation, development or ongoing production.

10

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Decommissioning liabilities (Continued)

Decommissioning and site rehabilitation costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided when the obligation to incur such costs arises and are capitalized into the cost of the related asset. These costs are charged against operations through depreciation of the asset and unwinding of the discount on the provision.

Depreciation is included in operating costs while the unwinding of the discount is included as a financing cost. Changes in the measurement of a liability relating to the decommissioning or site rehabilitation of plant and other site preparation work are added to, or deducted from, the cost of the related asset.

The costs for the restoration of site damage, which arises during production, are provided at their net present values and charged against operations as extraction progresses.

Changes in the measurement of a liability, which arise during production, are charged against operating profit. The discount rate used to measure the net present value of the obligations is the pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. To date the Company does not have any decommissioning liabilities.

(e)	Income taxes

Income tax expense consisting of current and deferred tax expense is recognized in the statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

11

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Share-based payments

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of share-based payments to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded method. Fair value of share-based payments for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based payments is recognized as either an expense or as mineral property interests with a corresponding increase in option reserves. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based payment in option reserves is transferred to capital stock. For unexercised options that expire, the recorded value is transferred to deficit.

(g)	Convertible debentures

The liability component of convertible debentures is recognized initially at the fair value of a similar liability that does not have a conversion option. The equity component is recognized initially, net of deferred income taxes, as the difference between the fair value of the convertible debenture as a whole and the fair value of the liability component. Transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of the convertible debenture is measured at amortized cost using the effective interest method. The equity component is not re-measured subsequent to initial recognition.

(h)	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net loss attributable to common shares of the Company by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings (loss) per share. Under this method, the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

12

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock and the related residual value is transferred from warrant reserve to capital stock. For unexercised warrants that expire, the recorded value is transferred to deficit.

(j)	Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

(k)	New accounting pronouncements

All of the new and revised standards described below may be early-adopted.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers.

The five steps in the model are as follows:

•	Identify the contract with the customer
•	Identify the performance obligations in the contract
•	Determine the transaction price
•	Allocate the transaction price to the performance obligations in the contracts
•	Recognize revenue when (or as) the entity satisfies a performance obligation.

Guidance is provided on topics such as the point in which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced.

Applicable to the Company’s annual period beginning on January 1, 2017.

13

4. SIGNIFI CANT ACCOUNTING POLICIES (Continued)

(k)	New accounting pronouncements (Continued)

Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)

Amends IFRS 11 Joint Arrangements to require an acquirer of an interest in a joint operation in which the activity constitutes a business (as defined in IFRS 3 Business Combinations) to:

•	apply all of the business combinations accounting principles in IFRS 3 and other IFRS, except for those principles that conflict with the guidance in IFRS 11
•	disclose the information required by IFRS 3 and other IFRS for business combinations.

The amendments apply both to the initial acquisition of an interest in joint operation, and the acquisition of an additional interest in a joint operation (in the latter case, previously held interests are not remeasured).

Note: The amendments apply prospectively to acquisitions of interests in joint operations in which the activities of the joint operations constitute businesses, as defined in IFRS 3, for those acquisitions occurring from the beginning of the first period in which the amendments apply. Amounts recognized for acquisitions of interests in joint operations occurring in prior periods are not adjusted.

Applicable to the Company’s annual period beginning on January 1, 2017.

IFRS 9 Financial Instruments (2014)

This is a finalized version of IFRS 9, which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas:

•	Classification and measurement. Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics. The 2014 version of IFRS 9 introduces a “fair value through other comprehensive income” category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39; however, there are differences in the requirements applying to the measurement of an entity's own credit risk.
•	Impairment. The 2014 version of IFRS 9 introduces an “expected credit loss” model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized.
•	Hedge accounting. Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.
•	Derecognition. The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

Applicable to the Company’s annual period beginning on January 1, 2018.

The Company has not early-adopted these standards and is currently assessing the impact that the standards will have on the financial statements.

14

5.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)	Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

(b)	Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities, and due to related parties approximate their carrying values due to the short-term maturity of these instruments.

Fair value hierarchy

IFRS 7 Financial Instruments: Disclosures requires classification of fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Inputs for assets or liabilities that are not based on observable market data.

The Company’s cash, convertible debentures and investments are considered Level 1, Level 2 and Level 3, respectively, of the fair value hierarchy.

(c)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At December 31, 2014, the Company had cash of $426 (2013 - $2,923) available to apply against short-term business requirements and current liabilities of $529,764 (2013 - $333,169). All of the current liabilities, except for convertible debentures, are due within 90 days. Amounts due to related parties are due on demand.

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5. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2014, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

6.	MINERAL PROPERTY INTERESTS

Extra High Property

Balance, December 31, 2013 and 2014	$1

(a)	Extra High Property

As at January 1, 2008, the Company held a 66% interest in the Extra High Property, with the remaining 34% interest being held by Colt Resources Inc. (“Colt”), a company that was formerly related by certain common directors and officers. The property is subject to a 1.5% net smelter returns royalty (“NSR”), 50% of which, or 0.75%, can be purchased at any time by paying $500,000 to the NSR holder.

On January 21, 2008, the Company entered into an option agreement with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the property. Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company. As a result, Colt’s interest in the Extra High Property increased to 67% and Colt has become the operator of the property.

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 on or before December 31, 2008. Colt did not exercise the second tranche of the option. Colt now holds a 67% undivided interest in the Extra High Property and the Company now holds the remaining 33% undivided interest. Pursuant to the joint venture, which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures. If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis. If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted to a 0.5% NSR.

Neither the Company nor the operator of the property has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, the Company recognized an impairment provision of $151,339 to reduce the carrying amount to $1 during the year ended December 31, 2011. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount.

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6. MINERAL PROPERTY INTERESTS (Continued)

(a) Extra High Property (Continued)

On August 1, 2014, the Company entered into an option agreement with Green Arrow Resources Inc. (“Green Arrow”), an entity with common directors, to acquire the Company’s 33% interest in the Extra High Property in exchange for payments totalling $150,000 within one year of signing the agreement. The agreement was terminated by mutual consent on September 24, 2014.

(b)	Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Mineral Leases for gross proceeds of $54,500. However, in the event that at a future date the Mineral Leases are placed into commercial production, the Company is entitled to receive a 0.5% gross receipts royalty after six months from the date of commencement of commercial production.

(c)	Realization of assets

The Company’s investment in and expenditures on the mineral property interest comprise substantially all of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, on the attainment of successful commercial production or from the proceeds of its disposal. The recoverability of the amounts shown for the mineral property interest is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production or proceeds from the disposition thereof.

(d)	Title and environmental

Although the Company has taken steps to verify the title to mineral properties in which it has or had a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company. As at December 31, 2014 and 2013, the Company has no significant decommissioning obligations.

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7.	INVESTMENT

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced ($20,122 cash received and $29,078 in lieu of cash) and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received to date.

8.	CAPITAL STOCK

(a)	Authorized

Unlimited number of common and preferred shares without par value. As of December 31, 2014, there are no preferred shares issued.

(b)	Issued

Effective July 7, 2014, the Company consolidated its common shares on the basis of six pre-consolidation common shares for one post-consolidation common share. All figures as to the numbers of common shares, stock options, warrants, as well as loss per share in these financial statements have been retroactively restated to reflect the consolidation.

There were no share financings during the year ended December 31, 2014.

During the year ended December 31, 2013, the Company completed the following financings:

•                     On January 7, 2013, the Company closed the first tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 125,834 units at $0.90 per unit for gross proceeds of $113,250. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until January 7, 2016.

•                     On January 28, 2013, the Company closed the second tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 108,334 units at $0.90 per unit for gross proceeds of $97,500. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until January 28, 2016.

•                     On March 4, 2013, the Company closed the third tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 16,667 units at $0.90 per unit for gross proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until March 4, 2016. In connection to the closing of the third tranche of the non-brokered private placement, the Company issued 1,667 common shares as finder’s fees fair valued at $1,500.

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8. CAPITAL STOCK (Continued)

(b) Issued (Continued)

•                     On May 1, 2013, the Company closed the fourth tranche of the non-brokered private placement (announced in 2012) and issued an aggregate 16,667 units at $0.90 per unit for gross proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $1.50 until May 1, 2016. In connection to the closing of the fourth tranche of the non-brokered private placement, the Company issued 1,667 common shares as finder’s fees fair valued at $1,500.

(c) Warrants

Warrants activity for the years ended December 31, 2014 and 2013 are as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, December 31, 2012	35,371	$ 10.56
Issued	270,835	$ 1.50
Expired	(12,223)	$ 1.50

Balance, December 31, 2013	293,983	$ 2.09
Expired	(23,148)	$ 9.00
Balance, December 31, 2014	270,835	$ 1.50

At December 31, 2014 and 2013, the following warrants were outstanding:

	Exercise	Number of Warrants
Expiry Date	Price	2014	2013

December 2, 2014	$9.00	-	22,222
December 22, 2014	$9.00	-	926
January 7, 2016	$1.50	125,834	125,834
January 28, 2016	$1.50	108,334	108,334
March 4, 2016	$1.50	16,667	16,667
May 1, 2016	$1.50	16,667	16,667
July 23, 2018	$1.50	3,333	3,333

		270,835	293,983

The weighted average remaining contractual life for warrants outstanding at December 31, 2014 is 1.10 (2013 - 2.00) years.

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8. CAPITAL STOCK (Continued)

(c) Warrants (Continued)

The fair value of warrants issued during the year ended December 31, 2013 for debenture commission (note 9) was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:

	2014	2013

Risk-free interest rate	N/A	1.14%
Expected life of warrants (years)	N/A	5
Expected stock price volatility	N/A	149.61%
Dividend yield	N/A	Nil
Fair value on date of issuance	N/A	$1.68

The expected volatility is based on an average of historical prices of a comparable group of companies within the same industry due to the lack of historical pricing information for the Company. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the assumed option life. The expected average warrant term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

(d) Stock options

The Company’s 2004 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

Options activity for the years ended December 31, 2014 and 2013 are as follows:

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2012	-	$-
Granted	33,334	$1.20

Balance, December 31, 2013 and 2014	33,334	$1.20

The weighted average remaining contractual life for options outstanding at December 31, 2014 is 1.27 (2013 - 2.27) years.

At December 31, 2014 and 2013, the following stock options were outstanding and exercisable:

Exercise	Expiry	Outstanding	Exercisable	Outstanding	Exercisable
Price	Date	2014	2014	2013	2013

$ 1.20	March 18, 2016	21,667	21,667	21,667	21,667
$ 1.20	May 15, 2016	11,667	11,667	11,667	11,667
		33,334	33,334	33,334	33,334

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8. CAPITAL STOCK (Continued)

(d) Stock Options (Continued)

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants:

	2014	2013

Risk-free interest rate	N/A	1.04%
Expected life of options (years)	N/A	3
Expected stock price volatility	N/A	116%
Dividend yield	N/A	Nil
Fair value on date of grant	N/A	$ 0.96

The expected volatility is based on an average of historical prices of a comparable group of companies within the same industry due to the lack of historical pricing information for the Company. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the assumed option life. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of 0% in determining the expense recorded in the accompanying statements of comprehensive loss for the year ended December 31, 2013.

During the year ended December 31, 2014, share-based payments of $nil (2013 - $31,236; 2012 - $nil) were recognized as consulting expenses for options granted to consultants.

9.	CONVERTIBLE DEBENTURES FINANCING

On April 22, 2013, the Company closed the first tranche of the convertible debenture financing with two arm’s length parties for a total amount of $150,000. The amount of $140,476 has been recorded under convertible debentures and the amount of $9,524 has been recorded under the equity portion of convertible debenture reserve.

On April 14, 2013, the Company closed the second tranche of the convertible debenture financing with seven arm’s length parties for a total amount of $525,000. In connection with this second tranche closing, the Company has made a cash payment of $38,000 as finder’s fee to an arm’s length party. The amount of $491,665 has been recorded under convertible debentures and the amount of $33,335 has been recorded under the equity portion of convertible debenture reserve.

On June 10, 2013, the Company closed the third tranche of the convertible debenture financing with an arm’s length party for the amount of $100,000. In connection with this third tranche closing, the Company has made a cash payment of $8,000 as finder’s fee to an arm’s length party. The amount of $93,650 has been recorded under convertible debentures and the amount of $6,350 has been recorded under the equity portion of convertible debenture reserve.

On June 26, 2013, the Company closed the fourth tranche of the convertible debenture financing with three arm’s length parties for a total amount of $150,000. The amount of $140,461 has been recorded under convertible debentures and the amount of $9,539 has been recorded under the equity portion of convertible debenture reserve.

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9.	CONVERTIBLE DEBENTURES FINANCING (Continued)

On July 23, 2013, the Company closed the fifth tranche of the convertible debenture financing with an arm’s length party for the amount of $50,000. In connection with this fifth tranche closing, as finder’s fee, the Company has made a cash payment of $2,000 and the Company has issued 2,000 common shares at $1.50 per share fair valued at $3,000 and 3,333 agent warrants at an exercise price of $1.50 per warrant until July 23, 2018 to an arm’s length party fair valued at $5,115. The amount of $46,820 has been recorded under convertible debentures and the amount of $3,180 has been recorded under the equity portion of convertible debenture reserve.

The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. Commission costs directly attributable to the offering of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

On September 4, 2013, the principal amount of $858,118 of certain convertible debentures together with their corresponding accrued interest was converted into 610,724 common shares of the Company.

As at December 31, 2014, the amount of $123,125 has been recorded as convertible debentures and the amount of $5,712 has been recorded as the equity portion of convertible debentures reserve.

The following table reconciles the fair value of the debentures on initial recognition to the carrying amount at December 31, 2014.

	Liability Component	Equity Component	Total

Balance, December 31, 2012	$-	$-	$-
Gross proceeds to allocate	913,072	61,928	975,000
Transaction costs	(52,551)	(3,564)	(56,115)
Accretion of discount	82,641	-	82,641
Amortization of transaction costs (finance expense)	14,175	-	14,175
Interest paid	(3,781)	-	(3,781)
Conversion to common shares	(858,118)	(52,652)	(910,770)

Balance, December 31, 2013	95,438	5,712	101,150
Accretion of discount	19,746	-	19,746
Amortization of transaction costs (finance expense)	6,297	-	6,297
Interest accrued	1,644	-	1,644

Balance, December 31, 2014	$123,125	$5,712	$128,837

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10.	RELATED PARTY TRANSACTIONS

The amounts due to related parties are unsecured, payable on demand as at December 31 and consist of the following:

	2014	2013

Advances from directors (interest at prime plus 1%)	$122,698	$116,282
Entities controlled by directors (non-interest-bearing)	175,360	21,188

	$298,058	$137,470

During the years ended December 31, 2014, 2013 and 2012, the following amounts were charged by related parties.

	2014	2013	2012

Interest charged on amounts due to related parties	$4,716	$1,282	$2,427
Rent charged by entities with common directors (note 13(c))	26,117	17,918	5,200
Office expenses charged by an entity with common directors (note 13(b))	87,899	67,957	56,517

	$118,732	$87,157	$64,144

The remuneration of directors and key management personnel during the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012

Management fees (note 13(a))	$33,000	$6,000	$41,500

11.	CHANGES IN NON-CASH WORKING CAPITAL

	2014	2013	2012

GST/HST receivable	$(1,501)	$11,105	$(11,858)
Prepaid expenses	-	-	1,367
Accounts payable and accrued liabilities	37,398	(31,181)	6,375
Due to related parties	160,588	(94,968)	165,516

	$196,485	$(115,044)	$161,400

Supplemental information
Non-cash items
Interest paid	$-	$6,505	$-
Repayment of advances from investment in lieu of cash	$29,078	$-	$-
Interest expense included in convertible debt	$21,390	$-	$-
Interest expense included in due to related parties	$4,716	$-	$-

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12.	INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 26.00% (2013 - 25.75%; 2012 - 25.00%) to income before income taxes. The reasons for the differences are as follows:

	2014	2013	2012

Loss before income taxes	$1,046,790	$324,031	$163,147
Statutory income tax rate	26.00%	25.75%	25.00%

Expected income tax benefit	272,165	83,438	40,787
Items not deductible for income tax purposes	(171)	(30,991)	(6)
Change in timing differences	(108,784)	7,097	(7,465)
Underprovided in prior years	(5,584)	-	-
Effect of change in tax rate	-	67,240	287
Unrecognized benefit of deferred tax assets	(157,626)	(126,784)	(33,603)

Income tax expense	$-	$-	$-

Effective April 1, 2013, the British Columba provincial tax rate increased from 10.00% to 11.00% and the Canadian federal corporate tax rate remained unchanged at 15.00%. The overall increase in tax rates has resulted in an increase in the Company’s statutory tax rate from 25.00% to 26.00%.

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the Company will generate sufficient taxable income to utilize deferred tax assets. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2014	2013

Excess of unused exploration expenditures over carrying value of mineral property interests	$2,656,167	$2,656,167
Excess of undepreciated capital cost over carrying value of fixed assets	650,381	650,381
Non-refundable mining investment tax credits	988	988
Long-term investment	400,000	-
Share issue cost	28,800	38,400
Non-capital losses carried forward	2,745,768	2,529,113
Capital losses carried forward	993,649	993,649

Unrecognized deductible temporary differences	$7,475,753	$6,868,698

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12. INCOME TAXES (Continued)

The Company’s unrecognized unused non-capital tax losses have the following expiry dates:

2027	$590,000
2028	306,000
2029	487,000
2030	454,000
2031	336,000
2032	163,000
2033	172,000
2034	237,000

$2,745,000

The Company has available approximate net capital losses of $994,000 that may be carried forward indefinitely. The Company has available resource-related deductions of approximately $2,656,000 that may be carried forward indefinitely.

13.	COMMITMENTS

(a)	The Company has an agreement for management services (the “Management Services Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by two directors of the Company. As of July 1, 2014, the Company is entitled to receive management services from Kalpakian Bros. at a monthly rate of $5,000 plus applicable taxes. The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at any time by giving three months’ notice in writing to the other party.

(b)	The Company has an agreement for office support services with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a company with common directors. Under the agreement, the Company is entitled to receive office support services from Las Vegas at a monthly rate of $7,000 plus applicable taxes. The agreement expires on April 30, 2015. The agreement can be terminated by either party upon giving three months’ written notice.

(c)	The Company, together with Las Vegas and Green Arrow, have entered into an office lease agreement with an arm’s length party for office space effective as of August 1, 2014 for a one-year period. Under the office lease agreement, the three companies are required to pay a monthly base rent of $7,769 plus property and operating expenses for the leased premises. A lease deposit of $10,000 has been made by Las Vegas.

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14.	CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ equity (deficiency).

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties, to invest in non-mining related projects and to maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the year ended December 31, 2014. The Company is not subject to externally imposed capital requirements.

15.	SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being the exploration and development of mineral properties. The mineral properties interest as of December 31, 2014 and 2013 are located in Canada. However, as of December 31, 2014 the Company has a minority investment in a non-mining related project located in Mexico (note 7) from which the Company received $4,157 in royalty revenues during the year ended December 31, 2014 (2013 - $nil). Substantially all of the Company’s other assets are located, and expenditures were incurred, in Canada.

16.	EVENTS AFTER REPORTING PERIOD

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at the Company’s option at a conversion price of $0.30 per share.

On February 26, 2015, the Company incorporated two wholly-owned subsidiaries, 27 Red Capital Inc. and 4 Touchdowns Capital Inc.

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